Filed by Boston Private Financial Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Borel Bank & Trust Company Commission File No.: 000-17089

    This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the acquisition by Boston Private Financial Holdings, Inc. of Borel Bank & Trust Company, including future financial and operating results, enhanced revenues, and accretion to reported earnings that may be realized from the transaction; (ii) statements with respect to Boston Private's and Borel's plans, objectives, expectations and intentions and other statements that are not historical facts; (iii) statements with respect to Boston Private's wealth management initiatives in California; and (iv) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets" and similar expressions. These statements are based upon the current beliefs and expectations of Boston Private's and Borel's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

    The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the expected benefits to Boston Private's wealth management initiative may not be realized or may be realized more slowly than expected; (2) the risk that the business of Borel will not be integrated successfully with Boston Private's or such integration may be more difficult, time-consuming or costly than expected; (3) expected revenue and business synergies from the transaction may not be fully realized or realized within the expected time frame; (4) revenues following the transaction may be lower than expected; (5) deposit attrition, operating costs, customer loss and business disruption following the acquisition may be greater than expected; (6) the ability to obtain governmental approvals of the acquisition on the proposed terms and schedule; (7) the failure of Boston Private's and Borel's stockholders to approve the transaction; (8) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (9) the strength of the United States economy in general and specifically the strength of the New England, California and other economies in which Boston Private and Borel will be operating may be different than expected resulting in, among other things, a deterioration in overall credit quality and borrowers' ability to service and repay loans, or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio, levels of charge-offs and non-performing loans and allowance for loan losses, and reduced demand for wealth management services; and (10) changes in the interest rate environment may reduce interest margins and adversely impact net interest income; (11) adverse conditions in the stock market, the public debt market and other capital markets and the impact of such conditions on the Boston Private's and Borel's asset management activities and fees from such activities. Additional factors that could cause Boston Private's and Borel's results to differ materially from those described in the forward-looking statements can be found in Boston Private's other press releases and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission, and in Borel's other press releases and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Federal Deposit Insurance Corporation. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Boston Private, Borel or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Boston Private and Borel do not undertake any obligation to update any

1

forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

    Boston Private will be filing relevant documents concerning the merger with the Securities and Exchange Commission including a registration statement on Form S-4 containing a prospectus/proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Boston Private can be obtained, without charge, by directing a request to Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attn: Corporate Secretary, telephone (617) 912-1900. Boston Private and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Boston Private and their ownership of Boston Private common stock is set forth in the proxy statement for Boston Private's 2001 annual meeting of stockholders as filed on Schedule 14A with the SEC on March 9, 2001. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

    Borel will be filing relevant documents concerning the acquisition with the Federal Deposit Insurance Corporation including a proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents from the offices of the FDIC located at 250 E Street, S.W., Washington, D.C. 20219, telephone (800) 945-2186. The FDIC also maintains a website at (http://www.fdic.gov). In addition, documents filed with the FDIC by Borel can be obtained, without charge, by directing a request to Ms. Emanuela M. Allgood, Secretary, Senior Vice President and Chief Financial Officer, Borel Bank & Trust Company, 160 Bovet Road, San Mateo, California 94402, telephone (650) 378-3790. Borel and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Borel and their ownership of Borel common stock is set forth in the proxy statement for Borel's 2001 annual meeting of shareholders as filed with the FDIC on April 9, 2001. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction when it becomes available.

2

    The following is a press release issued by Boston Private Financial Holdings, Inc. on June 27, 2001:

FOR IMMEDIATE RELEASE

Contact:	Ronald G. Fick President and CEO Borel Bank and Trust Company (415) 378-3700	Walter M. Pressey President and CFO Boston Private Financial Holdings, Inc. (617) 912-1921
Peter A. Morrissey, Jr. Morrissey & Company (617) 523-4141 www.bostonprivate.com

BOSTON PRIVATE CONTINUES WEALTH MANAGEMENT
GROWTH BY ACQUIRING BOREL BANK & TRUST COMPANY

Private Banking Added in California

    Boston, Massachusetts and San Mateo, California. (June 27, 2001)—Boston Private Financial Holdings, Inc. (NASDAQ: BPFH) today announced that it has signed a definitive agreement to acquire Borel Bank & Trust Company (NASDAQ: BLCA), a $360 million private bank located in San Mateo, California, which has been serving the financial needs of individuals, their families and their businesses in Northern California for over 20 years. Boston Private will pay $37.50 per share in stock for 100% of Borel's common shares for a total of approximately $113.2 million, in a pooling-of-interests transaction. This price represents 17.3 times Borel's last 12 months' reported earnings, and, before the impact of anticipated merger expenses, is expected to be immediately accretive to Boston Private's earnings. Borel's management team will remain in place and continue to manage the bank under the Borel Bank & Trust Company name.

    Timothy L. Vaill, Chairman and Chief Executive Officer, said, "Two years ago, we announced our intention to expand our wealth management offering to the attractive California market. Last year, we purchased Sand Hill Advisors, an investment management firm with $750 million in assets under management located in Menlo Park, and we are very pleased to be adding Borel Bank which will provide the private banking portion of our offering. The final piece of our wealth management platform in Northern California will be financial planning which we hope to complete within the next 12 months."

    Borel Bank & Trust was founded in 1980 and has ties extending back over 100 years to the Borel banking family, which originally migrated to California from Switzerland. In addition to its balance sheet assets, at March 31, 2001 Borel had $520 million of client assets in its trust department, which would have brought Boston Private's total assets under management to over $6.1 billion at that date. Borel's Return on Equity (ROE) in 2000 was 23.9%, its Return on Assets (ROA) was 1.89%, and it posted a Net Interest Margin (NIM) of 5.4%. For this same period, Borel's average yield on its diversified, high quality loan portfolio was 9.0%, and its cost of deposits was 3.1%. For each of the periods ending December 31, 1999, December 31, 2000, and March 31, 2001, Borel reported 0.0% nonperforming assets to total assets. Ronald G. Fick, Borel's Chief Executive Officer, said, "Borel Bank

3

has had a very successful history. We believe that this transaction is not only very favorable to our shareholders, it allows us to join one of the most successful companies in the wealth management sector of the market. We look forward to working with Sand Hill Advisors and the other Boston Private affiliates to continue offering a full range of top flight private banking, investment and planning products to our clients."

    On a consolidated basis, the combined entities would have had total assets of $1.4 billion including $918 million of loans, and $1.0 billion of deposits as of the March 31, 2001 reporting date. Also as of that date, the combined loan-to-deposits ratio would have been 87.7%, non-performing assets to total assets would have been 0.1%, reserves to nonperforming loans would have been 626.5%, and total equity to assets would have been 8.6%. Finally, combined revenues for the first quarter of 2001 would have been approximately $25 million, net income would have been $5.2 million, a return on average equity would have been 16.24%, and a return on average assets would have been 1.55%.

    According to Vaill, "California, particularly the Bay Area, is an attractive wealth-creating region. Borel is located in San Mateo, ideally positioned to serve high net worth clients from San Francisco through the Silicon Valley to San Jose. San Mateo County posts an average household income of $97,894 which is significantly higher than both the National and California averages. In addition, we believe significant product synergies exist. For example, Borel's trust powers can be leveraged to offer other wealth management products, and its clients are prime candidates for Boston Private's established jumbo mortgage loan capability. Thus, while taking into account continuing pressure in the technology sector and the current energy problems in the region, we are entering this market with a strong partner, and together we will prepare for continued growth in California—the world's fifth largest economy." Vaill also pointed out that, before the impact of anticipated merger expenses, this transaction is expected to be immediately accretive to Boston Private's earnings with no cost savings or revenue enhancements required.

    As a part of Boston Private's wealth management platform in Northern California, Borel Bank will keep its long-established name underscoring its solid tradition of client service in the private banking market. In addition, the entire Borel management team is expected to remain in place, with Mr. Ron Fick, President and Chief Executive Officer, reporting directly to Mr. Vaill, who will become Chairman of the board. Miller Ream, the founding Chairman of the Borel board, will continue to serve on the board as Vice Chairman. Harold A. Fick, co-founder of the Bank and Vice Chairman of the Borel board, will continue to serve in that capacity. According to Ron Fick, "These commitments help to reinforce our intention to remain an independent provider of private banking services to individuals, families and businesses. We will be retaining our highly qualified staff that is well known to many clients in our marketplace. Further, we believe we can combine our long-standing reputation with Boston Private's market brand to create an unparalleled wealth management platform in this region." Borel's headquarters will remain in its current location in San Mateo.

    The transaction is expected to close in the 4th quarter of 2001, subject to regulatory approval as well as approval by the shareholders of both companies.

    Conference Call Information: Boston Private will host a conference call at 11:00 a.m. Eastern Time Thursday, June 28, 2001 to discuss the transaction. The call will be available by telephone and audio webcast. During the call, the speakers will review information presented in handouts that are available through www.bostonprivate.com or by calling the contacts listed above. Participants are encouraged to access the handouts before the teleconference begins. Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to www.bostonprivate.com. Please log on to the Web site at least 10 minutes prior to the call to register and download and install any necessary audio software.

    Teleconference Instructions: The telephone number to participate in today's call is 800-540-0559. The access code for the call is "Boston". You will be asked to provide your name and your business affiliation. A

4

continuous telephone replay will be available beginning today at 12:30 p.m. through midnight, July 6, 2001. The replay telephone number is 888-566-0178.

    Boston Private Financial Holdings offers a full range of financial planning, investment management, private banking, commercial and residential lending services to its domestic and international clientele through its five operating subsidiaries: Boston Private Bank & Trust Company, Westfield Capital Management Company, Inc., RINET Company, Inc., Sand Hill Advisors, Inc. and Boston Private Value Investors, Inc.

    Boston Private Bank & Trust Company specializes in providing private banking and investment services to individuals, their families and businesses. It has an investment management emphasis on mid to large cap equity and actively managed fixed income portfolios. Boston Private Bank & Trust Company also offers a First Time Homebuyer Program and "soft second" mortgage financing. Under its Accessible Banking Program, the Bank is an active provider of real estate financing for affordable housing, economic development and small businesses.

    Westfield Capital Management Company, whose clients consist of high net worth individuals, corporate pension funds, endowments and foundations, specializes in separately managed growth equity portfolios. Westfield also acts as the investment manager of seven limited partnerships. Its investment services include a particular focus on identifying and managing small and mid cap equity positions as well as balanced growth accounts.

    RINET Company provides fee-only financial planning, tax planning and investment management services to high net worth individuals and their families. Its capabilities include tax planning and preparation, asset allocation, estate planning, charitable planning, planning for employment benefits, including 401(k) plans, alternative investment analysis and mutual fund investing.

    Sand Hill Advisors manages equity and fixed income accounts for high net worth clients and selected institutions primarily in California. In addition to separately managed relationships, Sand Hill manages a no-load mutual fund and uses its expertise to plan and execute diversification programs for concentrated stock positions.

    Boston Private Value Investors manages equity and fixed income accounts for high net worth clients and selected institutions primarily in New England and the North East. The firm is a large cap value-style investor with its headquarters in Concord, NH and an office at 10 Post Office Square in Boston, MA.

    Borel Bank & Trust Company is located at 160 Bovet Road in San Mateo and has received the highest financial rating, Blue Ribbon Bank, by Veribanc, Inc., in 2000. Borel Bank & Trust Company is among the largest single unit community banks in the state. Borel Bank & Trust Company stock is listed on NASDAQ and its symbol is BLCA. Member FDIC.

    This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the acquisition by Boston Private of Borel, including future financial and operating results, enhanced revenues, and accretion to reported earnings that may be realized from the transaction; (ii) statements with respect to Boston Private's and Borel's plans, objectives, expectations and intentions and other statements that are not historical facts; (iii) statements with respect to Boston Private's wealth management initiatives in California; and (iv) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets" and similar expressions. These statements are based upon the current beliefs and expectations of Boston Private's and Borel's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

5

    The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the expected benefits to Boston Private's wealth management initiative may not be realized or may be realized more slowly than expected; (2) the risk that the business of Borel will not be integrated successfully with Boston Private's or such integration may be more difficult, time-consuming or costly than expected; (3) expected revenue and business synergies from the transaction may not be fully realized or realized within the expected time frame; (4) revenues following the transaction may be lower than expected; (5) deposit attrition, operating costs, customer loss and business disruption following the acquisition may be greater than expected; (6) the ability to obtain governmental approvals of the acquisition on the proposed terms and schedule; (7) the failure of Boston Private's and Borel's stockholders to approve the transaction; (8) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (9) the strength of the United States economy in general and specifically the strength of the New England, California and other economies in which Boston Private and Borel will be operating may be different than expected resulting in, among other things, a deterioration in overall credit quality and borrowers' ability to service and repay loans, or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio, levels of charge-offs and non-performing loans and allowance for loan losses, and reduced demand for wealth management services; and (10) changes in the interest rate environment may reduce interest margins and adversely impact net interest income; (11) adverse conditions in the stock market, the public debt market and other capital markets and the impact of such conditions on the Boston Private's and Borel's asset management activities and fees from such activities. Additional factors that could cause Boston Private's and Borel's results to differ materially from those described in the forward-looking statements can be found in Boston Private's other press releases and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission, and in Borel's other press releases and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Federal Deposit Insurance Corporation. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Boston Private, Borel or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Boston Private and Borel do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

    Boston Private will be filing relevant documents concerning the merger with the Securities and Exchange Commission including a registration statement on Form S-4 containing a prospectus/proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Boston Private can be obtained, without charge, by directing a request to Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attn: Corporate Secretary, telephone (617) 912-1900.

    Boston Private and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Boston Private and their ownership of Boston Private common stock is set forth in the proxy statement for Boston Private's 2001 annual meeting of stockholders as filed on Schedule 14A with the SEC on March 9, 2001. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

    Borel will be filing relevant documents concerning the acquisition with the Federal Deposit Insurance Corporation including a proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents from the offices of the FDIC located at 250 E Street, S.W., Washington, D.C. 20219, telephone (800) 945-2186. The FDIC also maintains a website at (http://www.fdic.gov). In addition, documents filed with the FDIC by Borel can be obtained, without charge, by directing a request to Ms. Emanuela M.

6

Allgood, Secretary, Senior Vice President and Chief Financial Officer, Borel Bank & Trust Company, 160 Bovet Road, San Mateo, California 94402, telephone (650) 378-3790. Borel and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Borel and their ownership of Borel common stock is set forth in the proxy statement for Borel's 2001 annual meeting of shareholders as filed with the FDIC on April 9, 2001. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction when it becomes available.

7

    The following is a slide presentation that was made publicly available by Boston Private Financial Holdings, Inc. on June 28, 2001 in connection with a conference call regarding the merger:

8

Announces the acquisition of:

"Enhancing the Northern California
Wealth Management Strategy"

Forward Looking Statements

    This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the acquisition by Boston Private of Borel; (ii) statements with respect to Boston Private's wealth management initiatives in California; and (iii) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "will" and similar expressions. These statements are based upon the current beliefs and expectations of Boston Private's and Borel's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

    The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the expected benefits to Boston Private's wealth management initiative may not be realized or may be realized more slowly than expected; (2) the risk that the business of Borel will not be integrated successfully with Boston Private's or such integration may be more difficult, time-consuming or costly than expected; (3) expected revenue and business synergies from the transaction may not be fully realized or realized within the expected time frame; (4) revenues following the transaction may be lower than expected; (5) deposit attrition, operating costs, customer loss and business disruption following the acquisition may be greater than expected; (6) the ability to obtain governmental approvals of the acquisition on the proposed terms and schedule; (7) the failure of Boston Private's and Borel's stockholders to approve the transaction; (8) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues;

Forward Looking Statements

(9) the strength of the United States economy in general and specifically the strength of the New England, California and other economies in which Boston Private and Borel will be operating may be different than expected resulting in, among other things, a deterioration in overall credit quality and borrowers' ability to service and repay loans, or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio, levels of charge-offs and non-performing loans and allowance for loan losses, and reduced demand for wealth management services; and (10) changes in the interest rate environment may reduce interest margins and adversely impact net interest income; (11) adverse conditions in the stock market, the public debt market and other capital markets and the impact of such conditions on the Boston Private's and Borel's asset management activities and fees from such activities. Additional factors that could cause Boston Private's and Borel's results to differ materially from those described in the forward-looking statements can be found in the joint press release issued this morning, Boston Private's other press releases and its Annual Report on Form 10-K, Quarterly Report on Form 10-Q and other filings submitted to the Securities and Exchange Commission, and in Borel's other press releases and its Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the Federal Deposit Insurance Corporation. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Boston Private, Borel or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Boston Private and Borel do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Forward Looking Statements

    Boston Private will be filing relevant documents concerning the merger with the Securities and Exchange Commission including a registration statement on Form S-4 containing a prospectus/proxy statement. Borel will be filing relevant documents concerning the acquisition with the Federal Deposit Insurance Corporation including a proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed by Boston Private with the SEC free of charge at the SEC's website, (http://www.sec.gov). Investors will be able to obtain the documents filed by Borel with the FDIC from the offices of the FDIC located at 250 E Street, S.W., Washington, D.C. 20219, telephone (800) 945-2186. The FDIC also maintains a website at (http://www.fdic.gov). In addition, documents filed with the SEC by Boston Private can be obtained, without charge, by directing a request to Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attn: Corporate Clerk, telephone (617) 912-1900. In addition, documents filed with the FDIC by Borel can be obtained, without charge, by directing a request to Ms. Emanuela M. Allgood, Secretary, Senior Vice President and Chief Financial Officer, Borel Bank & Trust Company, 160 Bovet Road, San Mateo, California 94402, telephone (650) 378-3790. Boston Private and Borel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Boston Private and their ownership of Boston Private common stock is set forth in the proxy statement for Boston Private's 2001 annual meeting of stockholders as filed on Schedule 14A with the SEC on March 9, 2001. Information about the directors and executive officers of Borel and their ownership of Borel common stock is set forth in the proxy statement for Borel's 2001 annual meeting of shareholders as filed with the FDIC on April 9, 2001. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/ proxy statement regarding the proposed transaction when it becomes available.

Boston Private Strategic Overview

Strategic Goals

  •
  Stay Focused on Mission—

      To provide financial planning, private banking and investment management strategies for individual, corporate and philanthropic clients.

  •
  Pursue compelling wealth management opportunities

  •
  Target Wealth Creation Regions

  •
  Identify Strategic Partners in Each Region

  •
  Achieve superior returns for shareholders

Transaction Overview

Price Per Share:	$37.50
Transaction Value:	$113.2 million
Premium to Market(1):	31.6%
Price / LTM Earnings per share:	17.3x
Price / Tangible Book Value per share:	3.69x
Earnings Impact(2):	Immediately accretive to BPFH's earnings without synergies
(1)
As of June 22, 2001

(2)
Before the impact of anticipated merger expenses

Transaction Overview

Structure:	100% common stock; pooling transaction
Collar:	Fixed Price within a band
Walkaway:	Double trigger walkaway
BPFH Lock-up option:	19.9% priced at current market
Estimated Close:	4th Quarter 2001

Together we will have a commanding business base

  •
  $6.5 billion in Total Assets Under Management

  •
  $1.4 billion in Private Banking Assets

  •
  $1+ billion in Core Deposits

  •
  $918 million in Commercial & Mortgage Loans

  •
  $134 million in Total Equity Capital

  •
  5 locations in New England

  •
  3 locations in Northern California

Using 3/31/01 figures

Strategic Rationale

  •
  Fulfills stated goal of enhancing wealth management capabilities in Northern California

    — Replicates Boston Private model

    — Enhances Sand Hill Advisors

Strategic Rationale

  •
  Borel is an ideal partner

    — Strategically located between San Francisco and Palo Alto

    — Strong family banking heritage

    — Superior financial performance

    — Pristine asset quality

    — Complementary clientele

    — Trust Powers

Borel Overview

  •
  $360 million private banking platform

  •
  Based in San Mateo, CA, an attractive high net worth market

  •
  Founded in 1980

  •
  Strong California roots (date back to 1861)

  •
  Owner operated

  •
  72 full-time employees and a single location

  •
  Focus on relationship-driven private banking

  •
  $520 million of trust assets under administration as of 3/31/00

  •
  Superior financial rating

  •
  Rock solid balance sheet & credit culture

Borel Market

Area of Focus

Borel Market

Average household income in the Bay Area is above the California average and well above the National Average creating an attractive market environment

Source: Claritas

Borel Financials

	At 3/31/01	At 12/31/00
Assets	$358,758	$371,278
Loans	239,030	233,859
Deposits	322,844	337,489
Equity	29,836	28,790
Net Income(1)	$1,618	$6,422

($ in 000s, except per share data)

(1)
For the three months and twelve months ending 3/31/01 and 12/31/00, respectively.

Borel Financials

Superior financial performance

	At 3/31/01	At 12/31/00
Return on Equity	22.10%	23.90%
Return on Assets	1.81%	1.89%
Net Interest Margin	5.35%	5.59%
Efficiency Ratio	46.1%	46.6%
Loans / Deposits	74.0%	69.3%
Tangible Equity / Assets	8.32%	7.80%

($ in 000s, except per share data)

Borel Loan Portfolio

Loans	$ Outstanding
RE—Construction	$25,140
RE—Commercial	$134,572
RE—Residential	$33,136
Equity Line	$30,643
C&I	$7,031
Individual	$5,262
Other	$3,246

Total	$239,030

____________________________________
Average Loan Yield: 8.8%
____________________________________

($ in 000s) Data as of 3/31/01

Asset Quality

($ in 000s)	At 3/31/01	At 12/31/00
Gross Loans	$239,030	$233,859
Reserves	$4,251	$4,158
Nonperforming Loans	$0	$0
Other Real Estate Owned	$0	$0
Total Nonperforming Assets	$0	$0
Asset Quality Ratios
NPAs / Assets	0.0%	0.0%
Reserves / Loans	1.8%	1.8%
Reserves / NPLs	NM	NM
NCOs to Avg. Loans (Ann'lzd)	0.0%	0.0%

Borel Deposit Mix

Deposits	$ Outstanding
Demand Deposits	$76,543
NOW Accounts	$42,296
MMDAs	$67,841
Other Savings	$11,837
CDs < $100k	$57,999
CDs > $100k	$66,328

Total	$322,844

____________________________________
Average Cost of Deposits: 3.1%
____________________________________

($ in 000s) Data as of 3/31/01

Enhanced Wealth Management Platform

	BPFH 3/31/01	Borel 3/31/01	Pro Forma
Assets	$1,009,553	$358,758	$1,368,311
Loans	$679,418	$239,030	$918,448
Deposits	$724,782	$322,844	$1,047,626
Tangible Equity	$87,457	$29,836	$117,293
2000 Net Income	$9,728	$6,422	$16,150
Assets Under Management	$5,625,000	$520,000	$6,145,000

($ in 000s)

Enhanced Wealth Management Platform

	BPFH 3/31/01	Borel 3/31/01	Pro Forma
ROAA	1.42%	1.81%	1.55%
ROAE	13.82%	22.11%	16.24%
Net Interest Margin	3.71%	5.35%	4.14%
Noninterest Income / Revenue	56.19%	15.52%	47.68%
Efficiency Ratio	71.3%	46.1%	66.0%
Loans to Deposits	93.7%	74.0%	87.7%
Tangible Equity / Assets	8.8%	8.3%	8.6%

Competitive Wealth Management Franchise

Concentrations in Affluent & High Growth Markets

The best wealth management "footprint" in the US:
Northern California & New England

  •
  Intellectual Capital (colleges, universities, etc)

  •
  Investment Capital (venture capital, private equity, etc)

  •
  New Business Frontiers (technology & entrepreneurs)

  •
  New Wealth Creation (# wealthy businesses & families)

  •
  Professional Service Infrastructure (accountants, lawyers)

Complementary Cultures

  •
  Values: soundness, profitability and customer service

  •
  Integrated relationship approach

  •
  Small platform service delivery

  •
  Strong leadership in respective areas

  •
  Superior financial strength and credit culture

  •
  Local responsiveness & flexibility

  •
  Combine "high tech" with "high touch"

Commitment to Growth

How Boston Private will "Add Value" to Borel

  •
  Jumbo residential mortgage lending: (San Francisco LPO)

  •
  Multi-style investment expertise: (large cap, small cap, growth & value)

  •
  Cash management (e.g. venture capital firms)

  •
  Financial planning expertise

  •
  Access to capital and expanded liquidity

  •
  Overall wealth management expertise

Commitment to Growth

How Borel will "Add Value" to Boston Private

  •
  Significant personal trust capabilities and expertise

  •
  Intimate knowledge of Northern California region

  •
  Bay Area reputation

  •
  Personal banking services to existing investment management clients—Sand Hill Advisors

  •
  Borel Family banking legacy

Commitment to Growth

Outlook

1.
Build a competitive & comprehensive wealth management franchise in Northern California

2.
Retain Borel name, management and build on its strength and reputation on the Peninsula with additional A+ players

3.
Expand product/services offering to Borel's clients and new prospects as well as enhance brand recognition through marketing and advertising campaigns

4.
Explore expanding Boston Private's "footprint" to include

  -Palo Alto / Menlo Park Area

  -San Francisco

  -Wine Country

  -Carmel / Monterey

Summary

  •
  Expands private banking franchise into attractive Northern California market

  •
  Borel is a top performing bank which will strengthen Boston Private's performance

  •
  Cross-selling of wealth management products to Borel clients

  •
  Immediately accretive to earnings without cost savings or revenue enhancements